UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

NOBLE INTERNATIONAL, LTD.

(Name of Issuer)

Common Stock, $.00067 par value per share

(Title of Class of Securities)

655053106

(CUSIP Number)

Robert J. Skandalaris

840 W. Long Lake Road, Suite 601

Troy, Michigan 48098

(248) 220-2004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 Pages

CUSIP No. 655053106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Skandalaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 11,689,450
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 11,689,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,689,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4%
14	TYPE OF REPORTING PERSON IN

Page 2 of 6 Pages

CUSIP No. 655053106

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D amends and supplements the items indicated below of the statement on Schedule 13D filed by Robert J. Skandalaris on March 23, 2007, as amended on September 6, 2007 (collectively, the “Schedule 13D”) with respect to the common stock, par value $.00067 per share (the “Common Stock”) of Noble International, Ltd. (the “Company”). Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

The principal executive offices of the Company are located at 840 W. Long Lake Road, Suite 601, Troy, Michigan 48098.

Item 2.	Identity and Background

This Amendment No. 2 to Schedule 13D is filed on behalf of Mr. Skandalaris, whose business address is 840 W. Long Lake Road, Suite 601, Troy, Michigan 48098.

Mr. Skandalaris is currently employed as the Chairman of the Board and a Director of the Company.

During the last five years, Mr. Skandalaris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Skandalaris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Skandalaris is a citizen of the United States.

Item 4.	Purpose of Transaction

As of February 29, 2008, Mr. Skandalaris and ArcelorMittal S.A. (“ArcelorMittal”) were in discussions regarding a Sale Option Exercise Agreement, pursuant to which ArcelorMittal would purchase 2,439,055 shares of Common Stock held by Mr. Skandalaris, members of his family and certain entities controlled by them (such family and entities, the “Skandalaris Affiliates”). The Sale Option Exercise Agreement is intended to settle certain disputes concerning the rights and obligations of Mr. Skandalaris and ArcelorMittal related to the “Sale Option” under Sections 3.3 and 3.5 of the Standstill and Stockholder Agreement. The currently proposed terms of the Sale Option Exercise Agreement are described in Item 6 below.

On February 29, 2008, ArcelorMittal and the Company entered into a commitment letter (the “Commitment Letter”) pursuant to which ArcelorMittal committed to provide, subject to the satisfaction of certain conditions, subordinated debt financing to the Company in the form of a convertible subordinated loan in the original principal amount of $50 million (the “Convertible Loan”). The commitment is subject, among other things, to the negotiation, execution and delivery of definitive documentation with respect to the Convertible Loan. The Commitment Letter is described in more detail in Item 6 below.

Except as described in Item 6, as amended hereby, Mr. Skandalaris has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than general discussions by and among the board of directors to fill existing board vacancies with new independent directors;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

Page 3 of 6 Pages

CUSIP No. 655053106

(g) Any changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Common Stock of the Company

(a) and (b) Mr. Skandalaris may be deemed to beneficially own an aggregate of 11,689,450 shares of the Common Stock, constituting approximately 49.4% of the shares outstanding. The calculation of the percentage of shares of Common Stock which may be deemed to be beneficially owned by Mr. Skandalaris is based on the number of shares outstanding reported in the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2007, as adjusted, based upon information provided by the Company, to include the subsequent exercise of options and vesting of restricted stock. The Common Stock which Mr. Skandalaris is deemed to beneficially own includes the following shares over which he previously reported having sole voting and dispositive power:

(i) 332,594 shares of Common Stock held by a family-owned limited liability company in which Mr. Skandalaris exercises voting power, but has no ownership interest;

(ii) 316,292 shares of Common Stock held by a family-owned limited liability company in which Mr. Skandalaris exercises voting power and has an ownership interest; and

(iii) Options to purchase 15,000 shares of Common Stock.

Mr. Skandalaris also may be deemed to beneficially own 9,375,000 shares of Common Stock acquired by ArcelorMittal on August 31, 2007, as to which Mr. Skandalaris disclaims beneficial ownership. This filing and Mr. Skandalaris’ responses herein shall not be construed as an admission that Mr. Skandalaris is the beneficial owner of such shares of Common Stock or has formed a group together with ArcelorMittal. As a result of entering into the Standstill and Stockholder Agreement, Mr. Skandalaris and ArcelorMittal may be deemed to share voting and investment power over the shares of Common Stock owned by each of them, but only as to the matters specified in the Standstill and Stockholder Agreement.

(c) On March 3, 2008, Mr. Skandalaris purchased 105,058 shares of Common Stock from Michael Azar, General Counsel and Vice President of the Company, for $1,470,812 in the form of an unsecured promissory note executed by Mr. Skandalaris in favor of Mr. Azar.

(d) Except for (i) the rights of the equity owners of the family limited liability companies referred to above and (ii) the rights of Arcelor to receive dividend income and proceeds from dispositions of Common Stock described in Items 5 (a) and (b), no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock deemed beneficially owned by Mr. Skandalaris.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Company

Sale Option Exercise Agreement

Pursuant to the terms of the currently proposed Sale Option Exercise Agreement:

•	ArcelorMittal would purchase 2,439,055 shares of Common Stock from Mr. Skandalaris and the Skandalaris Affiliates for $14 per share.

•

The closing of ArcelorMittal’s purchase of the 2,439,055 shares of Common Stock (the “Closing”) would occur two business days following the satisfaction of certain conditions precedent including the signing of a definitive agreement for the Convertible Loan.

•	ArcelorMittal would have the option to purchase the remaining shares of Common Stock held by Mr. Skandalaris, exercisable within 60 days following the Closing.

•	Mr. Skandalaris would resign as a member of the Board of Directors of the Company and its Chairman as of the Closing.

•	Mr. Skandalaris’ rights under the Standstill and Stockholder Agreement and Registration Rights Agreement would terminate.

•

Mr. Skandalaris’ would resign from his employment with the Company under the employment agreement between the Company and Mr. Skandalaris dated March 13, 2002 and remain bound by his surviving obligations thereunder.

The foregoing terms are subject to negotiation and, if agreement is reached, entry into a the definitive Sale Option Exercise Agreement by Mr. Skandalaris, the Skandalaris Affiliates and ArcelorMittal.

Commitment Letter.

Pursuant to the Commitment Letter, ArcelorMittal proposes to provide subordinated debt financing to the Company in the form of a convertible subordinated loan in the original principal amount of $50 million. The Commitment Letter provides that the Convertible Loan would bear interest at the rate of 6% per annum and mature on a date five years from the date of disbursement. The Convertible Loan initially would be convertible into shares of Common Stock at $15.75 per share, which is equal to a 25% premium over the simple average of each trading day’s volume weighted average price (“Average Price”) from and including January 15, 2008 to and including February 15, 2008. On each of June 30, September 30, and December 31, 2008 and March 31, 2009 (each, a “Reset Date”), the conversion price will adjust to the lower of (i) the conversion price in effect at such Reset Date and (ii) a 30% premium over the Average Price for the 30 days ending on the last trading day immediately preceding such Reset Date (but not below a 30% premium over an Average Price of $8.00, i.e., $10.40 per share); provided that, in the absence of approval by the Company’s stockholders, in no event would the number of shares issuable upon conversion exceed 20% of the Company’s outstanding shares on the date of disbursement of the loan, as determined in accordance with NASDAQ Marketplace Rule 4350(i). Accordingly, partial conversions of the loan would be permitted.

Page 4 of 6 Pages

CUSIP No. 655053106

The Convertible Loan is subject to several conditions including the Company’s Board of Directors approval and the Company agreement: (a) that the Company will avail itself of the “controlled company” exemption regarding corporate governance requirements under the NASDAQ listing requirements at any time that ArcelorMittal’s beneficial ownership (including shares held by ArcelorMittal’s affiliates) exceeds 50% of the outstanding shares of Common Stock; (b) that the majority of the Board of Directors and Nominating Committee of the Board will be nominated by ArcelorMittal; and (c) to waive the applicability to ArcelorMittal of the standstill provisions and other provisions of the Standstill and Stockholders Agreement.

The commitment is subject to the negotiation, execution and delivery of definitive documentation with respect to the Convertible Loan, which is satisfactory to ArcelorMittal. In addition, ArcelorMittal may terminate its commitment in certain events and the Commitment Letter automatically terminates upon the earlier to occur of (a) the execution and delivery of loan documentation by all of the parties thereto, or (B) April 1, 2008.

From the date of the Commitment Letter until the close of business on March 10, 2008, absent the prior written consent of ArcelorMittal in each instance, neither the Company nor any of its subsidiaries may issue, agree to issue or enter into any arrangements for the issuance of any debt or equity securities of, nor obtain or agree to obtain any bank financing for, the Company or any of its subsidiaries.

The foregoing summary is qualified in it entirety by reference to the full text of the Commitment Letter filed as Exhibit 99.3 hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.3	Commitment Letter entered into on February 29, 2008 by ArcelorMittal and the Company.

Page 5 of 6 Pages

CUSIP No. 655053106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2008
Date

/s/ Robert J. Skandalaris
Robert J. Skandalaris

Page 6 of 6 Pages